Revenue +17.0%, EBITDA +17.7% Digital Surges +57.7% to 25.2% of Total Revenue 13 May 2026 | 1Q26 Results Presentation Strong Start to 2026

2 DISCLAIMER Notice To Readers Certain of VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. This document includes the non-IFRS measure, Telecom and infra EBITDA, alongside the non-IFRS measure Digital EBITDA in order to provide a better understanding of VEON’s margin profile as its revenue evolves. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. The financial results presented herein for Ukraine include results for Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, as well as Ukraine Tower Company LLC (“UTC”), which is our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. Therefore, readers are advised that the financial results presented herein for Ukraine do not match those prepared for and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include, but are not limited to, statements relating to VEON’s plans to implement its strategic priorities, including its 2026 outlook; VEON's ability to achieve anticipated performance results and generate sufficient cash flows to service its obligations; VEON’s intended expansion of its digital experience, including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine as well as the current geopolitical tensions in the Middle Easton its current and future operations and financial condition; and VEON’s capital allocation policy and target for distributing value to shareholders. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.

DELIVERING STRONGLY ACROSS ALL KEY PRIORITIES

VEON

Delivering Strong Growth	**17.0%** Rev. growth, USD **17.7%** EBITDA growth, USD	Driving USD 1.2 bn+ in quarterly revenues, EBITDA consistently USD 0.5 bn+ Revising up revenue guidance for 2026; consistently growing wallet share Prioritizing cash flow conversion; EFCF[1] +73.4% for 1Q26 to USD 246 mn
Accelerating Digital Services Expansion	**57.7%**[2] Digital Rev. growth, USD **25.2%**[2] Digital as % to Rev.	Driving robust growth across multiple and diverse digital engines Growing profitably: Telco[3] EBITDA margin: 45.9%; Digital EBITDA margin: 34.6% Committed to the combined power of DO1440 and AI1440
Seeding Multiple Growth Levers	**Asset Lite** approach	Tripled Mobile Spectrum in Pakistan at attractive terms Expanding & diversifying digital financial services across our footprint Driving selective and disciplined acquisitions (TPL, Tabletki, OLX)
Returning Value to Shareholders	**Min. USD 100 mn** Annual Buyback plan	Completed 50% of USD 100mn buyback program announced in Nov-26 Managing debt maturities proactively, enhancing funding flexibility Demonstrating strong alignment: 1.84% management ownership

1. Equity Free Cash Flow (after lease and licenses); 2. Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods (1Q25: USD 45 million) have been reclassified accordingly. 3. Telecom and Infrastructure

3

4 STRONG START TO THE YEAR WITH ROBUST 1Q FINANCIALS Equity FCF 3 246 +73.4% All figures expressed in USD million, unless specified otherwise. Growth figures YoY 1. Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods (1Q25: USD 45 million) have been reclassified accordingly. 2. USD 464 million relating to banking operations in Pakistan included in Group Cash but excluded for calculation of net debt. 3. After lease and licenses. Group Cash 2 1,755 457 at HQ 34.6 +0.2 p.p EBITDA margin 43.0% +1.1 p.p 45.9 +1.0 p.p Capex 20.4% LTM intensity (15.8% excl. Ukraine) Earnings Per ADS $1.39 +1.8% Net Debt excl. Leases / EBITDAaL 2 1.07x 105 +17.7% EBITDA 517 +62.6% 412 +10.0% 303 +17.0% Revenue1 1,201 +57.7% 898 +7.6% 138 Telco & Infra Digital +2.5%

5 OUTPACING INFLATION, CAPTURING HIGHER WALLET SHARE Revenue Growth 6.6% 8.9% 17.0% 1Q24 1Q25 1Q26 EBITDA Growth 0.2% 13.7% 17.7% Inflation 13.1% 7.5% 8.1% Fair value pricing and digital growth Disciplined cost management Weighted average inflation across VEON markets USD LCY 11.6% 15.7% 17.3% 5.1% 22.1% 18.4%

6 96 135 61 63 20 37 16 35 33 18.7% 25.2% 1Q25 1Q26 DIGITAL REVENUES SURGING, AND ARE SCALING AT PACE Digital revenues 1 USD, mn Digital revenues EBITDA, USD mn EBITDA margin 105 34.6% Ride Hailing Premium Digital Brands, Healthcare, SuperApps & Others Entertainment Enterprise Financial Services % of total Revenues 1. Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods (1Q25 USD 45 million) have been reclassified accordingly. 192 303 64 33.5% +57.7% +62.6% +1.1 p.p YoY

7 3.2 3.4 3.6 0.85 0.91 0.93 1Q24 1Q25 1Q26 Multiplay ARPU Voice-only ARPU 3.6x 3.7x3.8x MULTIPLAY DRIVING ARPU AND REVENUE GROWTH Steady growth in 4G adoption… …fuels multiplay penetration and revenue expansion… … driving higher ARPU and improved monetisation 98 102 106 62% 67% 70% 1Q24 1Q25 1Q26 4G users (mn) 4G penetration 331 419 494 163 184 185 1Q24 1Q25 1Q26 Multiplay rev. Doubleplay 4G rev. 4G users+4.2% YoY % 4G penetration+3.7 pp Multiplay revenues as part of consumer revenues 57.8% Multiplay users +7.4% 3.8x 3.7x 3.9x in USD mn in USD ARPU 1.7 2.0 2.3

8 16.412.017.120.736.9Digital rev. as % of total (%) 25.4%8.8%23.2%33.0%12.1%LTM Capex to rev. (%) 6.6%4.9%10.3%31.4%20.6%Total revenue 1.8%23.9%(6.9%)26.4%29.4%EBITDA 26.2%7.5x15.2%2.7x33.1%Digital revenue LCY growth, YoY MULTI MARKET STRENGTH, LED BY DIGITAL MOMENTUM Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan

9 18 20 24 38 36 1Q25 2Q25 3Q25 4Q25 1Q26 FINANCIAL SERVICES: PAKISTAN GOING FROM STRENGTH TO STRENGTH Pakistan’s leading digital financial services platform Revenues 1 (USD mn) Pakistan’s largest digital bank 79 85 89 103 119 1Q25 2Q25 3Q25 4Q25 1Q26 29.2mnDigital customers 605,000+ +77.8% Active merchants USD 59.7bn +54.5% LTM Gross Transaction Value (1Q26) 202,000+ +43.3% Daily average loans issued (1Q26) 99,000+Digital customers USD 289mn +38.3% Gross Loan Portfolio +69.9% Average loan size in 1Q26 USD 2,300+ EBITDA and EBITDA margin 1 (USD mn) Margin 1. JazzCash and MMBL +29.2% Average loan size in 1Q26 USD 19 23.1% 36.6% Loans issued digitally 29% 24.0% 30.5%26.7%

10 DIVERSIFIED DIGITAL ECOSYSTEM, MULTIPLE GROWTH DRIVERS Digital Customers Digital-Only Total Customers Digital Revenue % in Total Rev. LTM Transaction Value Financial Services Ride Hailing Premium Digital Brands Healthcare SuperApps Entertainment Enterprise 66.0 93.4 5.1 $63mn revenue 8.2 14.0 65.4 Digital Customers, mn Users active during 1Q26 228.9 mn +11.0% QoQ 72.5 mn 25.2% +6.5 p.p. YoY $62.8bn +54.5% YoY 150.5 mn Telecom Customers 1Q26 QoQ % 3.7% 1.0% 7.3% 9.7% 7.6% 87.9%

11 65.493.4 19.1 OUR CONSUMER DIGITAL ASSETS ARE SCALING AT PACE Digital Customers, mn Users active during 1Q26 1. Unique policy holders in the quarter. 8.2Total 66.0 Ukraine Pakistan Bangladesh Kazakhstan Uzbekistan Financial Services Entertainment SuperApps Premium Digital Brands Healthcare 29.2 18.8 1 5.2 2.8 48.9 3.4 9.5 2.1 2.6 34.0 8.7 10.9 6.4 5.4 3.5 0.6 1.8 2.2 Rides Booked Deliveries Completed 43.7mn 1.5mn Preparing for PSP launch 4.9 6.3 +3.7% +7.3% +7.6%QoQ% +9.7% +52.7% 5.1 Ride-Hailing & Delivery 2.7

OUR ENTERPRISE DIGITAL ASSETS BUILDING MOMENTUM

VEON

VEON
DIGITAL ENTERPRISE

- Kyivstar Tech (Ukraine)
- Garaj (Pakistan)
- QazCode (Kazakhstan)
- BuildX (Uzbekistan)
- bCloud (Bangladesh)
- Enterprise ICM[1]

Digital Enterprise Services

- Secure local platform for AI, IoT, and big data
- Local language LLMs for locally relevant products
- Private and hybrid cloud tailored to enterprise needs
- ~2,000 IT engineers, software developers & data scientists

VEON
ADTECH

AdTech

- Launched Prism platform for telco-data analytics and targeting
- Optimized cross-platform matching via AI audience profiling
- Automated AI production across 100M global digital screens

1. Revenues from enterprise identity and credentials management services have been reported within the Digital Enterprise vertical from 1Q26 (USD 44 million) onwards. Prior periods (1Q25: USD 45 million) have been reclassified accordingly.

12

WE ARE ACTIVELY EMBEDDING AI1440 ACROSS OUR ECOSYSTEM

VEON

AI at work across our OpCos today

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- Agentic AI Across Platforms
- Local-Language LLMs Accelerating Adoption
- AI for Enterprise & Cloud

13

14 942 1,026 1,201 6.6% 8.9% 17.0% 1Q24 1Q25 1Q26 YoY % 1Q26 REVENUES: SUSTAINING DOUBLE DIGIT GROWTH RATES Total Revenues USD mn Revenues in 1Q26 USD mn +17.0%+13.6%+4.2%+13.1%+26.7%+20.4%Revenue, USD +17.3%+6.6%+4.9%+10.3%+31.4%+20.6%Revenue, LCY 1,201 465 325 212 116 82 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan VEON

15 386 439 517 0.2% 13.7% 17.7% 1Q24 1Q25 1Q26 YoY % 1Q26 EBITDA : DOUBLE DIGIT GROWTH, WITH MARGIN EXPANSION EBITDA USD mn EBITDA in 1Q26 USD mn 42.8% 43.0%41.0%Margin +17.7%N/A+8.5%+23.1%(3.9%)+21.8%+29.2%EBITDA, USD +18.4%N/A+1.8%+23.9%(6.9%)+26.4%+29.4%EBITDA, LCY 517 209 174 91 46 30 (33) Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan HQ VEON

16 Gross debt was stable at USD 4,907 million at the end of 1Q26, compared with USD 4,902 million in 4Q25 Approximately 50% of external debt is held at OpCo level as of Mar 2026 STRONG, SUSTAINABLE CAPITAL STRUCTURE Ample liquidity Debt Sustainable capital structure USD 457 mn cash at HQ level USD 5.7 mn dividends upstreamed from OpCos in 1Q26 / USD 201.6 mn LTM Lease-adjusted leverage at 1.07x (versus 1.09x as of Dec 31, 2025) Strong financing flexibility 31 Dec 202531 Mar 2026USD mn 1,7341,755Cash and cash equivalents and deposits 4,9024,907Gross debt, of which 3,0502,998Bonds and loans – principal 1,7591,852Lease liabilities – principal 9357Long-term accounts payable and other 3,5103,616Net debt 1.75x1.73xNet debt / EBITDA 1,7511,764Net debt excluding leases 1.09x1.07xNet debt excluding leases / LTM EBITDAaL 1 Note: Leverage calculations do not include USD 464 million cash deposit (as of March 31, 2026) relating to banking operations in Pakistan. 1. EBITDA after leases

17 Going ahead… August 2024 EXECUTING TO STRUCTURED, SCALABLE CAPITAL RETURN POLICY 1. Subject to prevailing market conditions, liquidity consideration, prevailing share price relative to our assessment of fair value for the VEON stock, regulatory requirements, and requisite internal approvals USD 100 mn Share Buyback Program Completed › Commenced in December 2024, completed in August 2025 › 2.15m ADSs repurchased at an average repurchase price of USD46.48 per ADS USD 100 mn Share and/or Bond Buyback Program In Progress › Commenced in November 2025 › 959.3K ADSs repurchased for a total consideration of USD 49.6 million; and USD 3mn of 2027 notes repurchased till May 11, 2026 › Shares and ADSs held by VEON at ~6.4% of total outstanding as of March 31, 2026 November 2025 Share Buyback Sustained, systematic program › Minimum of USD 100 million in annual share repurchases1 › To be implemented upon completion of current USD 100 million program, with all repurchased shares under such future programs to be cancelled

18 PROACTIVELY MITIGATING RISKS, REVISING 2026 OUTLOOK 1. Based on blended weighted average inflation rate of 8.4% for 2025; 2. 2026 USD guidance assumes average depreciation of 4% of VEON’s key operating currencies versus USD; actual results may vary due to FX movements. MANAGING ENERGY MARKET VOLATILITY Disciplined pricing actions and cost control to mitigate inflationary pressures Strengthened energy resilience through renewables and efficiency initiatives Robust liquidity and proactive debt management 1 2 3 17.0%11%-14%Total revenue, YoY 9% - 12%Previous Outlook 17.7%7%-10%EBITDA, YoY 7% - 10%Previous Outlook 15.8%15%-17%Capex intensity (ex-Ukraine) 14% - 16%Previous Outlook FY 2026 Outlook 1 1Q26 Actual USD2 USD2

19 1Q26 Results Presentation ir@veon.com +971 4 433 1145

20 Appendix

21 PAKISTAN: DIGITAL AND TELCO DRIVING ROBUST GROWTH 45.9 53.3 57.1 64.0% 72.6% 76.3% 1Q24 1Q25 1Q26 26 36 48 29.2% 33.4% 36.9% 1Q24 1Q25 1Q26 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (PKR, billion) PKR 58,590m EBITDA +29.4% PKR 8,775m Capex (7.5%) PKR 130,088m Total Revenue +20.6% PKR 48,030m Digital Revenue +33.1% 52% 61% 63% 13% 15% 14% 35% 24% 23% 1Q24 1Q25 1Q26 Multiplay 2Play 4G Other

22 UKRAINE: STRONG START AND CLEAR TRA JECTORY 15.0 14.3 15.3 62.7% 63.1% 69.6% 1Q24 1Q25 1Q26 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (UAH, million) UAH 7,525m EBITDA +26.4% UAH 3,080m Capex +27.2% UAH 14,087m Total Revenue +31.4% UAH 2,922m Digital Revenue 2.7x 30% 41% 51% 42% 39% 34% 28% 20% 15% 1Q24 1Q25 1Q26 Multiplay 2Play 4G Other 516 789 2,922 7.2% 7.4% 20.7% 1Q24 1Q25 1Q26

23 KAZAKHSTAN: RESILIENT GROWTH, FURTHERING DIGITAL AGENDA 8.4 8.8 8.7 75.6% 75.8% 74.6% 1Q24 1Q25 1Q26 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (KZT, billion) KZT 45,243m EBITDA (6.9%) KZT 8,725m Capex (28.5%) KZT 105,592m Total Revenue +10.3% KZT 18,047m Digital Revenue +15.2% 61% 69% 67% 23% 16% 17% 16% 15% 16% 1Q24 1Q25 1Q26 Multiplay 2Play 4G Other 20 16 18 21.0% 16.4% 17.1% 1Q24 1Q25 1Q26

24 BANGLADESH: SUSTAINING ITS RECOVERY MOMENTUM 21.5 17.9 18.7 52.3% 51.0% 54.5% 1Q24 1Q25 1Q26 537 200 1,696 3.5% 1.5% 12.0% 1Q24 1Q25 1Q26 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (BDT, million) BDT 5,673m EBITDA +23.9% BDT 1,136m Capex +39.3% BDT 14,179m Total Revenue +4.9% BDT 1,696m Digital Revenue 7.5x 33% 39% 40% 18% 23% 24% 48% 38% 35% 1Q24 1Q25 1Q26 Multiplay 2Play 4G Other

25 UZBEKISTAN: FURTHERING DIGITAL ADOPTION 66 130 164 7.9% 13.8% 16.4% 1Q24 1Q25 1Q26 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (UZS, billion) UZS 362b EBITDA +1.8% UZS 104b Capex (9.8%) UZS 1,001b Revenue +6.6% UZS 164b Digital Revenue +26.2% 66% 65% 66% 17% 17% 17% 17% 18% 17% 1Q24 1Q25 1Q26 Multiplay 2Play 4G Other 6.1 6.0 5.9 73.9% 73.9% 77.4% 1Q24 1Q25 1Q26

26 UKLON – RIDE-HAILING & DELIVERY Leading ride-hailing platform in Ukraine Scaling operations and footprint in Uzbekistan Expanded ecosystem now includes bus ticket purchasing 1,426mn UAH 32.9mnUSD Total Revenue 539mn UAH 12.4mn USD EBITDA 1Q26 5.1 million Digital Customers 43.7 million Rides Booked N/A 1.5 million Deliveries Completed N/A N/A

27 TABLETKI - HEALTHCARE Leading marketplace for online booking of medicine and other healthcare products Consolidated effective February 2026 234mn UAH 5.3mnUSD Total Revenue 196mn UAH 4.5mn USD EBITDA 1Q26 6.3 million Digital Customers USD 258 million Gross merchandise value N/A 30.6 million Total orders N/A N/A

28 OUR DIGITAL ASSET PORTFOLIO Finance Entertainment HealthPremium Digital Brands EnterpriseSuperApps Learning Ride-Hailing & Delivery Marketplace Ukraine Pakistan Bangladesh Kazakhstan Uzbekistan

29 DEFINITIONS 1/2 4G users are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile telecommunication and digital revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales. Digital revenue is fully included, except for revenue from fixed services. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital customers is a gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and includes users who are active in more than one application. Digital-Only customers represent the total cumulative users across all digital platforms who are not VEON mobile subscribers. This measure includes users who are active in more than one application. Digital revenues includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e- commerce, ride-hailing, super apps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Identity and credentials management services, Big Data, cloud, and IoT, as well as digital offerings in education and health. Digital EBITDA represents the portion of EBITDA generated from VEON’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. For Group Digital EBITDA, no HQ costs are allocated or included. HQ costs are excluded in full to reflect the standalone performance of the digital businesses. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding license payments, banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like lease payments, debt issuances or re-payments and proceeds from issuance of shares are excluded. Financial services encompass a comprehensive suite of financial solutions delivered through digital platforms. These include cash deposits and withdrawals, retail payments, P2P transfers, utilities and telecom bill payments, debit card, payment gateway, digital lending, insurance, and other financial services. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Identified items are amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to the investors.

30 DEFINITIONS 2/2 Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated from VEON’s telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities. All HQ costs are fully included in Group Telecom/Infra EBITDA. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (sold during the third quarter of 2025) and “HQ” represents transactions related to management activities within the group in Dubai.

31 1Q26 Results Presentation ir@veon.com +971 4 433 1145